ATCO
GROUP

Corporate Office

04030899

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

May 28, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
JUN 08 2004
SECTION

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 3 – Change in Officers/Directors/Trustees, filed May 28, 2004 for H. E. Joudrie, resigned Director.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Administrator

PROCESSED
JUN 23 2004
THOMSON FINANCIAL

dlw 6/23

Encl.

FILE NO. 82-34745

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Atco Ltd.

Civil Title:	Mr.	
First Name:	H.	
Middle Name:	Earl	
Surname:	Joudrie	
Date of Birth (MM/DD/YYYY):	03/27/1934	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	05/12/2004

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/28/2004 10:10:34
Last Updated:	05/28/2004 10:10:34